FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Research In Motion Provides Updated Q1 Guidance	2

Document 1

April 28, 2011

FOR IMMEDIATE RELEASE

Research In Motion Provides Updated Q1 Guidance

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today provided an update on its financial guidance for the first quarter of fiscal 2012 ending May 28, 2011 (all figures in U.S. dollars and U.S. GAAP).

RIM now expects fully diluted earnings per share for Q1 to be in the range of $1.30-$1.37, lower than the range of $1.47-$1.55 previously forecasted by RIM on March 24, 2011.  This shortfall is primarily due to shipment volumes of BlackBerry smartphones that are now expected to be at the lower end of the range of 13.5-14.5 million forecasted in March and a shift in the expected mix of devices shipped towards handsets with lower average selling prices.  Gross margin for the first quarter is expected to be similar to the 41.5% previously guided. This mix shift is also expected to result in revenue that is slightly below the range of $5.2-5.6 billion guided on March 24.  Expected shipments of BlackBerry PlayBook in the quarter continue to be in line with our previous expectations and we have not experienced any significant supply disruptions in Q1 due to the impact of the Japan earthquake.

RIM expects to achieve full year fully diluted earnings per share of approximately $7.50, which reflects anticipated strong revenue growth in the third and fourth quarters of the fiscal year driven primarily by the launches of new BlackBerry smartphone products and prudent cost management.

RIM will be holding a conference call and webcast at 5:30 pm today to discuss today’s announcement, which can be accessed by dialing 1-877-941-1467 (North America), 480-629-9676 (outside North America). The replay of the company’s conference call can be accessed after 7 pm ET, April 28, 2011 until midnight ET, May 12, 2011.  It can be accessed by dialing 416-640-1917 and entering passcode 4437776#. The conference call will also appear on the RIM website live at 5:30 pm ET and will be archived at http://www.rim.com/investors/events/index.shtml.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Investor Contact: RIM Investor Relations 519.888.7465 investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM's revenue, gross margin and earnings expectations for the first quarter of fiscal 2012 and earnings expectations for the full fiscal year, RIM’s expectations regarding shipment volumes of BlackBerry smartphones and product mix in the first quarter of fiscal 2012, RIM expectations regarding shipments of the BlackBerry Playbook during the quarter, anticipated customer demand and revenue growth in the third and fourth quarters of the fiscal year, and RIM’s expectations regarding new product introductions and  its ability to prudently manage costs.  The terms “expected”, “expectations”, “anticipated”, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints,and the timing and success of new product introductions. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services; risks related to delays in new product launches; risks related to intense competition; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers, including potential risks to RIM’s supply chain for functional components caused by the recent earthquake in Japan; risks relating to network disruptions and other business interruptions; RIM’s reliance on key personnel; risks related to third party manufacturers and RIM’s ability to manage its production processes; risks related to RIM’s international operations; security risks and risks related to encryption technology; potential defects in RIM’s products; RIM’s ability to manage inventory and other asset risk; RIM’s ability to maintain and enhance its brand; RIM’s ability to successfully enter the tablet market; RIM’s ability to manage growth; and difficulties in forecasting RIM’s quarterly financial results, particularly over longer periods given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	April 28, 2011	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations